SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Ryan S. Brewer, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,196,160 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,196,160 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,196,160 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (2) (3)
14	TYPE OF REPORTING PERSON IN

(1)

Does not include 2,220,000 shares of Common Stock issuable upon the conversion of the Series C Contingent Convertible Preferred Stock (the “Series C Preferred Stock”) of the Issuer, which were acquired on December 19, 2019, through a private transaction among the Issuer and the purchasers party thereto (the “Series C Preferred Purchase Agreement”). The Series C Preferred Stock, generally, does not have any voting rights.

(2)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

(3)	Including the 2,200,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, John C. Goff would beneficially own 28.9% of the outstanding Common Stock.

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON IA

(1)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,435,402 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 31,435,402 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,435,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (2) (3)
14	TYPE OF REPORTING PERSON OO

(1)

Does not include 2,020,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock of the Issuer, which were acquired on December 19, 2019 pursuant to the Series C Preferred Purchase Agreement. The Series C Preferred Stock, generally, does not have any voting rights.

(2)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

(3)

Including the 2,020,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, John C. Goff 2010 Family Trust would beneficially own 25.8% of the outstanding Common Stock.

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,832,710 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,832,710 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,832,710 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2) (3)
14	TYPE OF REPORTING PERSON PN

(1)

Does not include 800,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock of the Issuer, which were acquired on December 19, 2019 pursuant to the Series C Preferred Purchase Agreement. The Series C Preferred Stock, generally, does not have any voting rights.

(2)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

(3)	Including the 800,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, JCG 2016 Holdings, LP would beneficially own 6.7% of the outstanding Common Stock.

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,832,710 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,832,710 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,832,710 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2) (3)
14	TYPE OF REPORTING PERSON OO

(1)

Does not include 800,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock of the Issuer, which were acquired on December 19, 2019 pursuant to the Series C Preferred Purchase Agreement. The Series C Preferred Stock, generally, does not have any voting rights.

(2)

Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

(3)	Including the 800,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, JCG 2016 Management, LLC would beneficially own 6.7% of the outstanding Common Stock.

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018, as amended and supplemented by the Amendment No. 4 to the Original Schedule 13D, filed on September 18, 2019, as amended and supplemented by the Amendment No. 5 to the Original Schedule 13D, filed on November 1, 2019, as amended and supplemented by the Amendment No. 6 to the Original Schedule 13D, filed on November 18, 2019, as amended and supplemented by the Amendment No. 7 to the Original Schedule 13D, filed on December 18, 2019, (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended in their entirety as follows:

This statement is being filed by:

i.	Goff MCF Partners, LP (“Goff MCF”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

ii.	GFS Contango GP, LLC, (“GFS Contango”), a Texas limited liability company, as general partner to Goff MCF, with respect to the Common Stock directly and beneficially owned by it;

iii.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Common Stock directly and beneficially owned by it;

iv.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Family Investments, with respect to the Common Stock directly and beneficially owned by it;

v.	GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS Contango, with respect to the Common Stock directly and beneficially owned by it;

vi.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Common Stock directly and beneficially owned by it;

vii.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Common Stock directly and beneficially owned by it;

viii.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock directly and beneficially owned by it;

ix.	JCG 2016 Holdings, LP (“Holdings”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

x.	JCG 2016 Management, LLC (“Holdings GP”), a Texas limited liability company, as general partner of Holdings, and with respect to the Common Stock directly and beneficially owned by it;

xi.	Kulik Partners, LP (“Kulik”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

xii.	Kulik GP, LLC (“Kulik GP”), a Texas limited liability company, as general partner to Kulik, and with respect to the Common Stock directly and beneficially owned by it; and

ix.

John C. Goff, a United States Citizen, as the Chief Executive Officer of Goff Capital, as a manager of Kulik GP and as the sole trustee of Goff Family Trust, with respect to the Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.

The address of the principal office of Goff MCF, GFS Contango, Goff Family Trust, Family Investments, Goff Capital, GFS Management, GFT, GFS, Holdings, Holdings GP, Kulik and Kulik GP is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCF is investing in securities of the Issuer.

C.	The principal business of GFS Contango is serving as general partner to Goff MCF.

D.	The principal business of Goff Family Trust and Family Investments is to manage investments for a single family.

E.	The principal business of Goff Capital is serving as general partner to Family Investments.

G.	The principal business of GFS Management is to serve as a Manager of investment funds.

H.	The principal business of GFS is investment advisor.

I.	The principal business of GFT is to serve as a Manager of investment funds.

J.	The principal business of Holdings is to manage investments for a single family.

K.	The principal business of Holdings GP is serving as the general partner to Holdings.

L.	The principal business of Kulik is to manage investments for two limited partners.

M.	The principal business of Kulik GP is serving as the general partner to Kulik.

M.

The principal occupation of John C. Goff is serving as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, as a manager of Kulik GP and as an asset manager in real estate and private equity.

N.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

L.	John C. Goff is a citizen of the United States of America.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On December 19, 2019, Holdings, Family Investments, Kulik and Goff Family Trust (collectively, the “Series C Preferred Stock Purchasers”) entered into a Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Series C Preferred Stock Purchasers agreed that they would purchase an aggregate of 2,220,000 shares of non-voting Series C Contingent Convertible Preferred Stock (the “Series C Preferred Stock”) of the Issuer, following the satisfaction of certain closing conditions specified therein. Each share of Series C Preferred Stock is convertible into one share of Common Stock, following the approval by the shareholders of the Issuer, in accordance with applicable law and the applicable rules and regulations of the principal national securities exchange on which the Common Stock is listed for trading. The closing of the transactions contemplated by the Purchase Agreement occurred on December 23, 2019 (the “Series C Closing”).

At the Series C Closing:

(i)

Holdings acquired 800,000 shares of Series C Preferred Stock, Family Investments acquired 400,000 shares of Series C Preferred Stock, Kulik acquired 200,000 shares of Series C Preferred Stock and Goff Family Trust acquired 820,000 shares of Series C Preferred Stock; and

(ii)

The Series C Preferred Stock Purchasers entered into a registration rights agreement with the Issuer whereby the Issuer has provided the Series C Preferred Stock Purchasers with certain registration rights with respect to the Common Stock into which the Series C Preferred Stock will be convertible.

The Reporting Persons have acquired a substantial position in the Issuer with the intent to influence the Issuer’s management and operations. Although no Reporting Person has any specific plan or proposal to acquire additional shares or to dispose of the Common Stock or the Series C Preferred Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or Series C Preferred Stock, or dispose of any or all of its Common Stock or Series C Preferred Stock, pursuant to securities laws, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. On August 14, 2018, John C. Goff was added to the board of directors of the Issuer. On October 18, 2019, John C. Goff was appointed Non-Executive Chairman of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission plus 19,000,000 shares of Common Stock issued on December 19, 2019 through a private transaction among the Issuer and the purchasers party thereto.

A.	Goff MCF

i.	As of close of business on December 23, 2019, Goff MCF beneficially owned 10,144,020 shares of Common Stock.

Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 10,144,020

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 10,144,020

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Contingent Convertible Preferred Stock (the “Series A Preferred Stock”) of the Issuer, Series B Contingent Convertible Preferred Stock (the “Series B Preferred Stock”) of the Issuer and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	GFS Contango

i.	As of close of business on December 23, 2019, GFS Contango, as the general partner of Goff MCF, may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 10,144,020

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 10,144,020

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff Family Trust

i.

As of close of business on December 23, 2019, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 2,612,664 shares of Common Stock and 400,000 shares of Series C Preferred Stock owned by Family Investments, (3) 7,832,710 shares of Common Stock and 800,000 shares of Series C Preferred Stock owned by Holdings and (4) 10,846,008 shares of Common Stock and 820,000 shares of Series C Preferred Stock owned by Goff Family Trust directly.

Percentage: 24.7%

ii.	Powers

1. Sole power to vote or direct vote: 31,435,402

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 31,435,402

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff Family Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Holdings GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Family Investments

i.	As of close of business on December 23, 2019, Family Investments beneficially owned 2,612,664 shares of Common Stock and 400,000 shares of Series C Preferred Stock.

Percentage: 2.1%

ii.	Powers

1. Sole power to vote or direct vote: 2,612,664

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,612,664

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Goff Capital

i.

As of close of business on December 23, 2019, Goff Capital, as the General Partner of Family Investments, may be deemed to beneficially own 2,612,664 shares of Common Stock and 400,000 shares of Series C Preferred Stock.

Percentage: 2.1%

ii.	Powers

1. Sole power to vote or direct vote: 2,612,664

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,612,664

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	GFS Management

i.	As of close of business on December 23, 2019, GFS Management, as managing member of GFS Contango GP may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 10,144,020

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 10,144,020

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS

i.	As of close of business on December 23, 2019, GFS, as managing member of GFS Management may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 10,144,020

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 10,144,020

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	GFT

i.	As of close of business on December 23, 2019, GFT, as controlling equity holder of GFS may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 10,144,020

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 10,144,020

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Holdings

i.	As of close of business on December 23, 2019, Holdings beneficially owned 7,832,710 shares of Common Stock and 800,000 shares of Series C Preferred Stock.

Percentage: 6.2%

ii.	Powers

1. Sole power to vote or direct vote: 7,832,710

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 7,832,710

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Holdings GP

i.

As of close of business on December 23, 2019, Holdings GP, as general partner of Holdings, may be deemed to beneficially own 7,832,710 shares of Common Stock and 800,000 shares of Series C Preferred Stock.

Percentage: 6.2%

ii.	Powers

1. Sole power to vote or direct vote: 7,832,710

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 7,832,710

4. Shared power to dispose or direct the disposition: 0

iii.

Holdings GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Kulik

i.	As of close of business on December 23, 2019, Kulik beneficially owned 172,890 shares of Common Stock and 200,000 shares of Series C Preferred Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 172,890

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 172,890

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Kulik during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Kulik GP

i.	As of close of business on December 23, 2019, Kulik GP, as general partner of Kulik, may be deemed to beneficially own 172,890 shares of Common Stock and 200,000 shares of Series C Preferred Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 172,890

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 172,890

4. Shared power to dispose or direct the disposition: 0

iii.

Kulik GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Kulik during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	John C. Goff

i.

As of close of business on December 23, 2019, John C. Goff, as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, and with respect to the Common Stock, Series A Preferred Stock, and Series B Preferred Stock indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 7,832,710 shares of Common Stock and 800,000 shares of Series C Preferred Stock owned by Holdings, (3) 10,846,008 shares of Common Stock and 820,000 shares of Series C Preferred Stock owned by Goff Family Trust, (4) 172,890 shares of Common Stock and 200,000 shares of Series C Preferred Stock owned by Kulik, (5) 2,612,664 shares of Common Stock and 400,000 shares of Series C Preferred Stock owned by Family Investments, and (6) 3,587,868 shares of Common Stock owned by John C. Goff directly.

Percentage: 27.7%

ii.	Powers

1. Sole power to vote or direct vote: 35,196,160

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 35,196,160

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff Family Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference. GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS has not entered into any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Kulik GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Kulik during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Holdings GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, if any, by Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments, except to the extent of its pecuniary interest therein.

As general partner of Goff MCF, GFS Contango GP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Contango, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Management disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common directly held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, Holdings, Family Investments and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings and Family Investments, except to the extent of its pecuniary interest therein.

As Chief Executive Officer of Goff Capital, the manager of Kulik GP and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock directly held by Goff MCF, Holdings, Kulik, Goff Family Trust, Family Investments and indirectly through a SEP IRA, of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Kulik, Family Investments and the Goff Family Trust, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit 1

Joint Filing Agreement by and among Goff MCF Partners, LP, GFS Contango GP, LLC, The John C. Goff 2010 Family Trust, Goff Family Investments, LP, Goff Focused Strategies LLC, GFT Strategies, LLC, Goff Capital, Inc., John C. Goff, GFS Management, LLC, Kulik, Kulik GP, Holdings and Holdings GP dated December 23, 2019.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2019

John C. Goff		GFS Contango GP, LLC
		By:	its Managing Member, GFS Management, LLC
By:	/s/ John C. Goff	By:	its Managing Member, Goff Focused Strategies LLC

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By:	/s/ John C. Goff	By:	its Managing Member, Goff Focused Strategies LLC
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.
		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff	Goff Focused Strategies LLC
John C. Goff, Chief Executive Officer

Goff Capital, Inc.
		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer	GFT Strategies, LLC
John C. Goff 2010 Family Trust		By:	its managing member, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Sole Trustee	John C. Goff, Trustee

JCG 2016 Holdings, LP		JCG 2016 Management, LLC
By:	its General Partner, JCG 2016 Management, LLC
		By:	/s/ John C. Goff
By:	/s/ John C. Goff	John C. Goff, Manager
John C. Goff, Manager

Kulik Partners, LP		Kulik GP, LLC
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Manager		John C. Goff, Manager

Transactions in the Series B Preferred Stock During the Past Sixty Days

Goff MCF

Date of Purchase	# of shares	Price per share	Method
10/30/2019	319,665	$20.00	Private Placement

TOTAL:	319,665	$20.00

John C. Goff

Date of Purchase	# of shares	Price per share	Method
10/30/2019	34,423	$20.00	Private Placement

TOTAL:	34,423	$20.00

Transactions in the Series C Preferred Stock During the Past Sixty Days

Family Investments

Date of Purchase	# of shares	Price per share	Method
12/19/2019	400,000	$2.50	Private Placement

TOTAL:	400,000	$2.50

Holdings

Date of Purchase	# of shares	Price per share	Method
12/19/2019	800,000	$2.50	Private Placement

TOTAL:	800,000	$2.50

Goff Family Trust

Date of Purchase	# of shares	Price per share	Method
12/19/2019	820,000	$2.50	Private Placement

TOTAL:	820,00	$2.50

Kulik

Date of Purchase	# of shares	Price per share	Method
12/19/2019	200,000	$2.50	Private Placement

TOTAL:	200,000	$2.50

Transactions in the Common Stock During the Past Sixty Days

Goff MCF

Date of Transaction	# of shares	Price per share	Method
12/19/2019	(20,622,357)	$0.00	Distribution

TOTAL:	(20,622,357)	$0.00

Goff Family Trust Trust

Date of Transaction	# of shares	Price per share	Method
12/19/2019	8,533,072	$0.00	Distribution

TOTAL:	8,533,072	$0.00

Family Investments

Date of Transaction	# of shares	Price per share	Method
12/19/2019	2,539,900	$0.00	Distribution

TOTAL:	2,539,900	$0.00

Holdings

Date of Transaction	# of shares	Price per share	Method
12/19/2019	7,832,710	$0.00	Distribution

TOTAL:	7,832,710	$0.00

Kulik

Date of Transaction	# of shares	Price per share	Method
12/19/2019	172,890	$0.00	Distribution

TOTAL:	172,890	$0.00